Exhibit 21
Subsidiaries of Shell Midstream Partners, L.P.

Subsidiaries	State of Organization
Pecten Midstream LLC	Delaware
Shell Midstream Operating LLC	Delaware
Zydeco Pipeline Company LLC	Delaware

Joint Ventures	State of Organization	Percentage of Ownership Interest
Bengal Pipeline Company LLC	Delaware	50.0%
Mars Oil Pipeline Company	Texas	48.6%
Poseidon Oil Pipeline Company L.L.C.	Delaware	36.0%